1-10551


03025146

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSING
JUN 30 2003
SECTION
187

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

Commission File Number 333-74591

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

CR

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Administrator of the
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 25, 2003

Statements of Net Assets Available for Benefits

December 31,	**2002**	2001
Assets		
Investments, at fair value (Note 3)	**$746,741,897**	$815,063,941
Contributions due from:		
Employer	**16,031,697**	25,834,943
Employees	**949,342**	1,079,690
Accrued income receivable	**28,149**	48,142
Due from broker for securities sold	**2,583,709**	350,222
	766,334,794	842,376,938
Liabilities		
Accrued expenses	**79,000**	85,707
Due to broker for securities bought	**2,465,039**	-
Total liabilities	**2,544,039**	85,707
Net assets available for benefits	**$763,790,755**	$842,291,231

See accompanying notes to financial statements.

Omnicom Group
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	**2002**	2001
Additions:		
Interest and dividend income	**$ 19,230,082**	$ 19,861,189
Contributions:		
Employer	**14,346,686**	25,904,722
Employees	**22,497,022**	3,706,457
Rollovers	**3,540,124**	1,519,065
	40,383,832	31,130,244
Assets transferred into plan (Note 1(b))	**73,494,654**	117,535,655
Total additions	**133,108,568**	168,527,088
Deductions:		
Net depreciation in fair value of investments (Note 3)	**142,805,006**	12,502,329
Benefit payments	**68,601,659**	45,042,766
Administrative expenses	**202,379**	852,613
Total deductions	**211,609,044**	58,397,708
Increase (decrease) in net assets available for benefits	**(78,500,476)**	110,129,380
Net assets available for benefits, beginning of year	**842,291,231**	732,161,851
Net assets available for benefits, end of year	**$ 763,790,755**	$842,291,231

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust.

(b) Plan Amendment

The Plan was amended and restated in its entirety effective July 1, 2001 and significant changes included (i) the addition of 401(k) and matching contribution features to permit both employee pre-tax contributions and employer discretionary matching contributions, (ii) changing the Plan's investment options and increasing the number of investment options available to participants, (iii) a change in the vesting schedule for profit sharing contributions from 100% after seven years to 100% after five years, and (iv) the elimination of after-tax employees contributions. In conjunction with the Plan's amendment and restatement, the Company's Board of Directors authorized changing the Plan's trustee from Bankers Trust Company to Fidelity Management Trust Company (the "Trustee"). A division of the Trustee performs the recordkeeping services.

Effective October 1, 2001, five 401(k) plans separately sponsored by subsidiaries of the Company were merged into the Plan. Effective December 1, 2001, another five 401(k) plans separately sponsored by subsidiaries of the Company were merged into the Plan. Total assets of $117,535,655 for the 2001 merged plans were transferred to the Plan's Trustee.

Effective February 28, 2002, one 401(k) plan separately sponsored by a subsidiary of the Company was merged into the Plan. Effective July 1, 2002, another seven 401(k) plans separately sponsored by subsidiaries of the Company were merged into the Plan. Effective November 1, 2002, another 401(k) plan separately sponsored by a subsidiary of the Company was merged into the Plan. Total assets of $73,494,654 for the 2002 merged plans were transferred to the Plan's Trustee. The Company anticipates that additional subsidiaries will merge their plan assets into the Plan in the future.

(c) *Eligibility and Plan Entry Dates*

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are generally qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, the 401(k), or the matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(d) Contributions

Employer profit sharing contributions and matching contributions to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Employer matching contributions for employees enrolled in the 401(k) feature are determined by the participating companies.

Participants are generally eligible to receive any employer profit sharing and matching contributions if they are active employees on the last day of the Plan year and have worked at least 1,000 hours during the Plan year. Employer contributions, if any, are allocated to the accounts of eligible participants after each Plan year-end.

Employees of participating companies that have adopted the Plan's 401(k) feature may elect to contribute from 1% to 15% of their eligible compensation as pre-tax contributions to the Plan, up to the annual Internal Revenue Service ("IRS") limit.

As of October 1, 2002, the Plan was amended to allow eligible participants to make pre-tax catch-up contributions to the Plan, up to the annual IRS limit.

(e) Participant Accounts

Each participant's account is credited with the pre-tax contributions made by that participant and any employer discretionary matching contributions allocated to the participant. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available to them through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

Effective February 1, 2002, the portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

(f) *Forfeitures*

Forfeitures of terminated participants' nonvested account balances may be used to reduce employer profit sharing and matching contributions and may also be used to pay Plan expenses. As of December 31, 2002, unallocated forfeitures in the amount of $2,040,817 are included in the Plan's assets. Forfeitures allocated to participants' accounts as a portion of employers' profit sharing and matching contributions for the year ended December 31, 2001 amounted to $2,762,757.

(g) *Vesting*

Participants' accounts in the profit sharing feature of the Plan begin vesting after two years of service and become fully vested ratably after five years.

Participants' accounts vest in any matching contributions according to one of two vesting schedules available under the Plan as adopted by the participating company. For the 401(k) plans that were merged into the Plan during 2002 and 2001, certain more favorable vesting schedules that were maintained under the merged plans were grandfathered into the Plan for participants in those plans at the time of the merger.

(h) *Payment of Benefits*

Upon termination of employment, disability or death, a participant (or their beneficiary) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum payment, annual installment payments for up to 20 years, or certain other distribution options permitted under the Plan for participants of merged plans that offered alternative forms of payment. Also, payment of the account to a terminated participant may be deferred until not later than age 70½ in accordance with IRS guidelines.

(i) *Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at a rate determined in accordance with the Plan's loan provisions. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years.

(j) *Administrative Expenses*

Administrative expenses generally consist of audit and consulting fees.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Participant loans are stated at cost plus accrued interest, which approximates their fair value.

Purchases and sales of investments are recorded on a trade date basis.

Benefit Payments

Benefit payments are recorded when paid.

3. Investments

As of December 31, 2002 and 2001, the Plan assets were invested as follows:

	Fair value	
December 31,	**2002**	2001
Omnicom Group Inc. Common Stock	**$160,837,321***	$256,541,908*
FMTC Managed Income Portfolio II	**275,523,192***	242,271,351*
FMTC US Equity Index Commingled Pool	**80,750,732***	101,638,728*
Fidelity Equity Income Fund	**67,627,006***	82,465,130*
Putnam Growth Opportunities Fund, Class Y	**43,539,595***	71,212,041*
PIMCO Total Return Fund, Administrative Class	**28,265,105**	8,539,705
Fidelity Diversified International Fund	**19,785,374**	10,036,422
INVESCO Balanced Fund, Investor Class	**18,202,505**	14,588,433
Dreyfus Midcap Value Fund	**16,354,685**	11,708,941
AIM Aggressive Growth Fund, Class A	**12,304,657**	7,546,543
Fidelity Contrafund	**10,914,314**	-
T. Rowe Price Science & Technology Fund	**1,839,520**	1,529,898
Cash and cash equivalents	**12,790**	1,035
Participant loans	**10,785,101**	6,983,806
	$746,741,897	$815,063,941

* - Represents 5% or more of net assets available for benefits.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31,	**2002**	2001
Omnicom Group Inc. Common Stock	**$ (68,341,110)**	$ 24,582,802
Equity Fund	**-**	(14,300,411)
Index Fund	**-**	(6,362,483)
FMTC US Equity Index Commingled Pool	**(22,035,538)**	(3,676,217)
Fidelity Equity Income Fund	**(16,630,448)**	(5,032,430)
Putnam Growth Opportunities Fund, Class Y	**(19,689,326)**	(11,006,440)
PIMCO Total Return Fund, Administrative Class	**196,057**	(380,435)
Fidelity Diversified International Fund	**(2,092,972)**	648,465
INVESCO Balanced Fund, Investor Class	**(3,023,846)**	894,298
Dreyfus Midcap Value Fund	**(6,811,117)**	1,209,748
AIM Aggressive Growth Fund, Class A	**(2,540,965)**	794,656
Fidelity Contrafund	**(891,266)**	-
T. Rowe Price Science & Technology Fund	**(944,475)**	126,118
Total	**$(142,805,006)**	$(12,502,329)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested and nonforfeitable in accordance with the terms of the Plan.

5. Income Tax Status

The Plan is a qualified employee benefit plan under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated July 29, 1992. The Plan has been amended since receiving the determination letter.

In February 2002, the Company submitted a determination letter application to the IRS that the Plan, as amended and restated effective July 1, 2001, continues to be tax-qualified under the appropriate sections of the Code. The application is under review by the IRS. The Committee and Plan's tax counsel believe that the amended and restated Plan as it is currently being operated is in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

The Committee and Plan's tax counsel expect to receive a favorable determination letter from the IRS.

6. Party-In-Interest

Certain plan investments are managed by the Trustee of the Plan and, therefore, the investments qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for investment management services amounted to $-0- and $32,863 for the years ended December 31, 2002 and 2001, respectively, excluding fees from brokerage transactions.

One of the investment funds of the Plan invests exclusively in shares of common stock of the Company. The Plan owned 2,489,741 and 2,871,202 shares of common stock of Omnicom Group Inc. as of December 31, 2002 and 2001, respectively, with corresponding year-end market values of $160,837,321 and $256,541,908.

Omnicom Group
Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Common stock - Omnicom Group Inc.	Employer security. Common stock. $.15 par value.	a	**$160,837,321**
*	FMTC Managed Income Portfolio II	Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**275,523,192**
*	FMTC: US Equity Index Commingled Pool	Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**80,750,732**
*	Fidelity Equity Income Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**67,627,006**
	Putnam Growth Opportunities Fund, Class Y	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**43,539,595**
	PIMCO Total Return Fund, Administrative Class	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**28,265,105**
*	Fidelity Diversified International Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**19,785,374**
	INVESCO Balanced Fund, Investor Class	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**18,202,505**
	Dreyfus Midcap Value Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**16,354,685**
	AIM Aggressive Growth Fund, Class A	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**12,304,657**
*	Fidelity Contrafund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**10,914,314**
	T. Rowe Price Science & Technology Fund	Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,839,520**
*	Noninterest-bearing cash fund	Money market account, par $1. There is no maturity date, collateral, par or maturity value.	a	**12,790**
*	Participant loans	Loans to participants with maturities through December 2017, interest rates ranging from 4.25% to 11.50%, collateralized by participants' account balance.	a	**10,785,101**
				$746,741,897

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN



By:________________________
Leslie Chiocco
Member of Administrative Committee

June 27, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page Number
1	Consent of BDO Seidman, LLP	18
99	Certification	19

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of our report dated June 25, 2003, relating to the financial statements and schedule of the Omnicom Group Retirement Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2002.

BDO Seidman, LLP

BDO Seidman, LLP
New York, New York

June 25, 2003

Exhibit 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Omnicom Group Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the Omnicom Group Retirement Savings Plan Administrative Committee (which is the Plan administrator and serves as the functional equivalent of the Chief Executive Officer and Chief Financial Officer of the Plan) certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to its knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Plan as of the dates and for the periods expressed in the Report.

Date: June 27, 2003

By: 

Philip J. Angelastro
Member of the Omnicom Group Retirement Savings Plan Administrative Committee
and Senior Vice President Finance and Controller of Omnicom Group Inc.,
the Plan sponsor

A signed original of this written statement required by Section 906 has been provided to Omnicom Group Inc. and will be retained by Omnicom Group Inc. and furnished to the Securities and Exchange Commission or its staff upon request.